Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia

03 JUL -9


LINDEMANS
making life more enjoyable


03024408

24 June 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.


Penfolds
Australia's Most Famous Wine


ROSEMOUNT
ESTATE


LINDEMANS

24 June 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

SOUTHCORP ANNOUNCES APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

We advise that Mr Steve McClintock has been appointed Chief Financial Officer of Southcorp Limited.

Please find attached a copy of an announcement in relation to the above which the Company intends to release to the media.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
CHIEF GENERAL COUNSEL & COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia

03 JUL -9 AM 7:21


LINDEMANS
making life more enjoyable

30 June 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
INVESTMENT MARKET UPDATE – JUNE/JULY 2003

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED



M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.


ROSEMOUNT
ESTATE


LINDEMANS

30 June 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
5th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INVESTMENT MARKET UPDATE - JULY 2003

Please find attached, for release to the market, the latest Investment Market Update. Copies of this announcement will be sent to the media today.

Yours faithfully
SOUTHCORP LIMITED



M M HUDSON
COMPANY SECRETARY

nvestment Market

SOUTHCORP

JUNE/JULY 2003



Welcome

Welcome to the June/July edition of Southcorp's Investment Market Update. This publication is designed to provide information on Southcorp's organisational capabilities, winemaking and marketing activities.

This edition provides an insight to some of the important transitional changes which Southcorp is making in its business, particularly in ensuring we have the appropriate organisational capabilities to make the transition to a more consumer and brand focussed company. Apart from the changes at the executive level of the company, we have been re-engineering a number of parts of our business.



The interview with Neil Barker from our Australasian Region, which is headed by Michael East, indicates some of the changes being made to enhance our customer focus and our ability to deliver not only great brands but also provide profitable business solutions to our customers. I am encouraged at how much progress is being made in this important area of our business.

I look forward to informing you in more detail of my priorities for our business later in the year – following the completion of my review of the business and 2004 budgetary process.

John Ballard

Managing Director & Chief Executive Officer

Organisational Changes

Southcorp has recently announced a new Executive Committee structure. The structure is shown on page 4. The four new appointments to Southcorp's Executive Committee are profiled below.



Steve McClintock

Chief Financial Officer

Steve McClintock was appointed Chief Financial Officer of Southcorp in June 2003, after having been on secondment to the company since April of that year from PricewaterhouseCoopers. Steve was employed at PwC for nearly thirty years, where he was a partner for 16 years, most recently in the Corporate Finance Division. He is a member of the Board of Partners and Governance Committee of the Australian firm, and is Chairman of the Technical Panel responsible for making decisions on complex audit and accounting issues facing clients of PwC.

Steve is a Fellow of the Institute of Chartered Accountants and a current member of the Australian Accounting Standards Board.



Stuart McNab

Executive General Manager Viticulture and Grape Resources

After completing a degree in Agricultural Science at the University of Melbourne in 1986 Stuart began working as a Research Scientist at the Victorian Department of Agriculture's Tatura Research Institute. Stuart's research concentrated on irrigation, vine and tree nutrition and integrated pest management before he gained his PhD in integrated pest management.

In 1994 Stuart joined Southcorp's Yarra Valley viticultural team before moving to Coonawarra in 1998. In 2001 Stuart moved to Adelaide to take up the role of National Viticulture and Grape Resources Manager, responsible for vineyard management and viticultural practices, including grower relations, across Southcorp's portfolio.

Stuart has been responsible for the application of state-of-the-art vine management techniques to Southcorp vineyards, including:

- Satellite mapping of vineyards to monitor vine vigour and growth
- Grafting from heritage vines
- Sophisticated bud counting techniques to estimate how hard vines should be pruned
- A joint project with CSIRO analysing information from GPS on harvesters to measure the volume and quality of grapes harvested.



Peter Taylor

Executive General Manager Winemaking

Peter brings more than 25 years winemaking experience to his new role, including 23 years with Southcorp. This role will be crucial in maintaining Southcorp's international reputation for quality winemaking and will have oversight of more than 60 winemakers throughout regional Australia.

Peter began his winemaking career in 1977 after graduating with a Degree in Oenology from South Australia's Roseworthy Agricultural College. Following an initial two-year stint with a small winery, Peter became a winemaker with the Loxton Co-operative Winery that was purchased by Penfolds in 1987.

In 1988 he transferred to the company's Seaview winery in South Australia's McLaren Vale moving in 1991 to the Barossa Valley.

From 1991 – 1997 Peter was Penfolds Senior Red Winemaker based at the Nuriootpa Winery where, under the direction of John Duval, Peter and the team were responsible for all the Penfolds red wines and a number of other Southcorp red wines made in the Barossa Valley.

In 1997 Peter became Southcorp Group Red Winemaker where he was ultimately responsible for the winemaking style and classification of all red wines within the Southcorp portfolio. Following the merger of Southcorp Wines and Rosemount in 2001, Peter became a Group Winemaker working closely with then Company Winemaker Philip Shaw across all of Southcorp's wine styles and brands. In this role Peter has worked closely with all of the senior winemakers and viticulturists on planning and development of fruit and winemaking resources to ensure the company was well placed to meet future needs.



Michael Christophersen

Executive General Manager Operations and Supply Chain Management

Michael has a 20 year career in operations and production management. He began his career in 1982 as a trainee winemaker for Wynn Winegrowers – a branch of the operation now known as Wynns Coonawarra Estate – one of Southcorp's four major wine brands.

From winemaking he moved to brewing in Melbourne before a three-year posting in Fiji as a Production Manager. Returning to Australia in 1986 Michael became Head Brewer for CUB at its Kent Brewery in Sydney. Staying with CUB he took on the role of Manager of Operations and Organisational Development with the company from 1991 – 1994. Between 1994 – 1997 Michael was General Manager of Production for Matilda Bay Brewing Co in Perth. Michael then moved to Melbourne to become Manager of Human Resources Policy and Olympics for Fosters.

Michael joined Southcorp in 1999, becoming General Manager Operations for the Eastern Region with responsibility for 2500 acres of vineyards which provided a 10,000 tonne crush as well as 200 contracted growers providing 110,000 tonnes of grapes. In addition to managing Lindemans Karadoc Winery, where he was based, he was responsible for two other wineries and a packaging and distribution centre.

Mostly recently Michael has been Southcorp's General Manager Operations SA/WA based in the Barossa Valley. His responsibilities have included management of: six wineries with a combined crush of 135,000 tonnes and a packaging line bottling five million cases per annum.

In his new role Michael will have overall responsibility for Southcorp's winemaking and packaging facilities, as well as distribution and logistics – which includes demand planning and supply chain management.

Executive Management Structure


Managing Director and Chief Executive Officer
John Ballard (<1)
Chief Financial Officer
Steve McClintock (<1)
Chief General Council and Company Secretary
Martin Hudson (2)
Executive General Manager Investor Relations/Corporate Affairs
Robert Porter (1)
Executive General Manager Industry & Government Relations
Chris Hancock (27)
Executive General Manager Human Resourses
Dale Calhoun (1.5)
Executive General Manager Viticulture & Grape Resources
Stuart McNab (8)
Executive General Manager Winemaking
Peter Taylor (23)
Executive General Manager Operations and Supply Chain
Michael Christophersen (4)
Executive General Manger Global Marketing
(vacant)
President, UK/Europe
Jeffrey Wilkinson (6)
President, The Americas
Tom Burnet (1)
Managing Director Australasia
Michael East (1.5)

( ) years with company. Chris Hancock - formerly CEO of Rosemount Wines.

Future Focus on Profitable Business Outcomes in the Australian Region



Interview with Neil Barker, Executive Sales Director, Australasia

Neil Barker reports to Michael East, Managing Director of the Australasian sales region of Southcorp. Neil was appointed in December 2002, after domestic and international experience within Mars Inc, Pepsi Co and Frito Lay. Neil, along with Michael, has been responsible for an overall review of the sales function of the Region. In this interview, he answers some key questions relating to the strengthening of the Region's sales, promotional and account management capabilities.

Q: What steps have Michael East and yourself taken to strengthen the Australasian sales organisation?

NB: Although the team has incredible depth of talent, experience and pride in the business, I saw four key priorities to get the best out of them going forward.

Firstly, we have simplified the organisation, eliminating two management layers and ensuring everyone in the team has a clear understanding of objectives and accountabilities of their role.

...Southcorp has been slow to build Category and Space Management capabilities...

Secondly, we have moved to add some key capabilities into the organisation. While we have huge internal depth in traditional selling skills, Southcorp has been slow to build Category and Space Management capabilities to work in partnership with our customers – both the chains and just as importantly in the general trade – to help them build the total profitability of the category to their business. Augmenting the existing team with some outstanding external talent gives us a hugely powerful resource to build business with our customers.

My third priority is to improve communication, both internally and externally – to ensure everyone is clear on our direction and progress towards key goals. A total re-engineering of our budget process for the new financial year has been a prime example of the huge progress we are making in engaging the whole organisation in the tasks ahead.

Finally, we have moved to strengthen and systemise internal development and people management processes to ensure we identify and nurture the talent we have in the sales force – to ensure we 'home grow' the management of the future.

Q: How would you assess the structure and competencies of the team relative to what you saw in Frito Lay/Pepsi Co?

NB: Broadly the big gaps were in two key areas. Our organisation was complicated and over layered – a legacy from the Southcorp/Rosemount merger. In turn, this not only added cost, but more critically, slowed communication and lowered empowerment to the front line. Secondly, while the marketplace has continued to change, with accelerating consolidation of our customer base, our capability to utilise the vast amount of consumer data now available to build category profitability has not evolved at the same rate. As a result, we have not exhibited the leadership to our customers they expect from us.

Q: You mentioned space and category management. Why is this a necessary skill in your relationship with retailers?

NB: Retailers have typically assessed the return of products in terms of gross profitability, measured as a percentage of the retail price. As more data on sales rates, consumer trends and costs associated with stocking an individual product become available, so the retailers' key measure of profitability is moving to a more balanced scorecard involving both gross margin and attributable costs.

Analysis of data from both chain and independent stores highlights that 90% of sales come from just 10% of products stocked and that 80% of products stocked can actually lose the retailer money on a fully loaded basis.

Category management techniques help the retailers select a smarter range to maximise their profit. Typically Southcorp products sell faster than the category average, returning greater profit to the retailers. In turn, space management techniques assist the customer in laying their fixtures out in a more shopper friendly way, growing sales.

It all adds up to a win/win business relationship, focused on growing sales and profitability by better meeting shoppers needs – and in turn, growing store loyalty.

Q: Give some examples of how you are applying these skills?

NB: At this stage, we have commenced category management trials with several key independents and chain stores. Early results look very encouraging, and we are confident they offer a potentially huge leap forward in joint profitability.

Q: Where does the whole area of promotional controls and expenditure stand?

We have moved quickly to ensure the appropriate controls are in place to ensure all promotional expenditure provides a return to Southcorp in additional sales and profitability generated, and is consistent with our brand positioning.

Too much of our promotional expenditure was focused at trade loading – if you like, the sell in of large quantities ahead of consumer demand at a significant discount – rather than building sales out via strong

...Category management techniques help the retailers select a smarter range to maximise their profit...

marketing plans, and appropriate price support to ensure we don't fuel further discounting in the marketplace. We aim to rebuild the confidence of retailers that they can make a reasonable profit in pro-actively supporting our products in store, by redirecting our promotional spend. We have undertaken a comprehensive review of our trading terms and promotional expenditure to ensure we can guarantee the integrity of our support to all customers in this diverse marketplace, and we have also reviewed our pricing to ensure we maximise brand values in to the new financial year.

Q: You pulled the bonus stock offer in March. What has been the reaction from retailers?

NB: Yes, we pulled the bonus stock deal associated with Penfolds brand 'Win the Ultimate Penfolds Cellar' promotion. We believe the offer is strong enough to stand on its own, without a further trade or consumer discount. It was a big change for our sales team and trading partners at short notice – but I am delighted to report that sales of our Rawson's Retreat, Koonunga Hill and Thomas Hyland Ranges have been very strong through May and June despite the lack of price discounting.

...this will entail a step change in understanding of consumer and shopper dynamics...

Q: What other changes have you made in trading arrangements?

NB: I have taken steps to ensure all our trading arrangements are consistent and offer all customers a 'fair go'. We have reviewed the basis for our trading terms going forward, and will relaunch these on 1 September. I am confident these new terms will both reward growth, and build retailer confidence in our brands.

Q: What do you see as the main priorities for the Australasian business?

NB: We have three key priorities as we move forward.

Firstly, any business with icon products as strong as ours has to be primarily based on consistently solid brand marketing plans, that provide shoppers with more reasons to pick up our products first, every time. I am delighted that we have recently announced the creation of a strong, integrated regional marketing team under Michael East, and am certain our brand programmes will continue to strengthen.

Secondly, we need to continue to get closer to our customer base, ensuring we provide real marketplace leadership. Specifically, this will entail a step change in understanding of consumer and shopper dynamics; working with our trading partners from all channels to understand their needs, building strong promotional programmes; and establishment of pro-active dialogues at all levels to build understanding.

Thirdly, our biggest competitive advantage remains the reach and quality of our sales team. With realistic targets and clarity of priorities and objectives, I believe the upside to our business is significant for both Southcorp and our customers. Over the last month, I am proud that our people have picked up several 'Supplier of the Year' awards at both state and individual levels across the country – testament to what we can achieve when we get it right.

Q: Retail consolidation seems to be a fact of life. What is the perspective in the Australasian region to this trend? Is it a major threat to your business?

NB: I am certain that consolidation will continue to play a major part in the evolution of the marketplace. I see this not as a threat, but a challenge. A challenge to provide the professionalism the chains demand in areas such as supply chain efficiency, business planning and consumer intimacy while balancing the service, category management leadership and promotional platforms we provide to the general trade to ensure they can support our products in the marketplace while still making an acceptable return.

60% of our business still comes from the general trade and on premise customers. We are upping the support and investment we place into our capability in servicing these key customers, and for good reason. While the chains are great marketers, strong Independents who know their customers intimately and build a unique offer around them continue to thrive.

I see diversity as a key strength of our industry and we will continue to build our business for all customers in our portfolio.

Penfolds Promotion

The Penfolds "Win the Ultimate Wine Cellar" promotion offered the chance to win a unique cellar of back vintages of Penfolds wines. It commenced on 1 May and is scheduled to run until 10 July.

The promotion reflects Southcorp's increased emphasis on "consumer pull" promotional activities, with traditional rebate/discount promotions to be more strategically pitched to the achievement of product mix and gross profit outcomes. The Penfolds promotion was the first to follow Southcorp's cessation of bonus stock trade load offers, whereby a retailer would receive one free case for every 16 purchased.


WIN

In the case of the Penfolds promotion, the retail offer has been compelling and demonstrates the ability to generate consumer demand and strong retailer support, based on brand strength and effective marketing execution.

Penfolds website has received more than 50,000 registrations to go into the draw to win over 160 super premium Penfolds wines. Website visits have also quadrupled compared with the same period last year and subscriptions to the Penfolds on-line newsletter have tripled.

On the basis of end of May sales data, Southcorp's Australian sales of entry level Penfolds' products have increased significantly with Rawson's Retreat up 183% compared with the same period last year and Koonunga Hill up 117%.

The promotion has occurred at the same time as the highly effective launch of the 1998 Grange and Penfolds Super Premium wines. This launch has been extremely successful and has generated a high level of wine media, general media and trade interest. Our analysis of media coverage indicates that "unpaid" for coverage has reached a potential 5.5 million people and generated value equivalent to an advertising spend of close to $1 million.

A concerted trade promotion programme in five Australian states was conducted over 18 days and included 23 events, such as Master Classes for trading partners and their customers.

Future Promotional Strategy Focus... Australia

Southcorp's promotional strategies in the 2004 financial year have a major focus on delivering profitable volume growth in the core brands of Rosemount, Penfolds, Lindemans and Wynns Coonawarra Estate. A major component of this promotional activity is aimed at consumer "pull through" activity. Some examples include the following:

Rosemount Estate

Rosemount has a number of activities to drive sales in FY03/04. These include two major consumer promotions in the first half:



• Win $1 million with Rosemount Diamond. This "consumer pull" promotion offers price incentives and strong in-store presence for the Diamond and Diamond Blend ranges.

• The Rosemount Prestige Wine Collection will be given a major focus during August when we release the 2002 Jimmy Watson Memorial Trophy winner.

Boutique Wines

A new programme to drive awareness, display and increase sales on selected boutique ranges will also be implemented, with strong educational support to assist retail staff to learn more about Southcorp's boutique products.

The focus will be on promotion of ranges such as:

- Seppelt
- Rosemount Epicurean range
- Devil's Lair
- Fifth Leg
- Rouge Homme
- Penfolds Fortified



Lindemans

A major promotion for Lindemans Bin Series wines will occur in the first half of 2004 to capitalise on its number one volume position, fastest growth in the market, and be associated with the Christmas trading season.

On pack promotion will be designed to leverage consumer interest in the "Survivor" television programme, through incentives and in-store promotions.

New Senior US Marketing Appointment – Doug Rogers

Southcorp has appointed a highly experienced wine industry professional, Doug Rogers, to the position of Senior Vice President Marketing based in Southcorp's Napa office.



In his role, Doug will oversee direct brand building efforts for all of Southcorp's brands in the Americas and play a pivotal role in building brand recognition for the company's products.

Doug has 30 years experience in brand development in the beverage industry, having held senior management roles with Miller Brewing, Gallo and Brown-Forman, where he was Chief Marketing Officer for its global wine business. Throughout his career, Doug has held the responsibility for building brands like Lowenbrau, Miller, Bartles & Jaymes, Gallo, Turning Leaf, Fetzer and Bolla.

According to Doug: "I believe strongly in brands and consumer marketing and Southcorp is just scratching the surface in terms of the potential of its brands in this part of the world. In competitive times, I have no doubt that strong, appropriately supported brands will prevail. I have seen crowded marketplaces before and the evidence is overwhelming that consumers tend to gravitate towards brands they trust, even more so in times of economic or political uncertainty. The Southcorp portfolio is amazingly strong through the three core brands right through the boutique brands like Coldstream Hills and Devil's Lair. I believe our brands, including Wynns Coonawarra Estate have great potential in North America, particularly on-premise, and I am excited to get the chance to be part of their development.

"In my role at Brown-Forman, I was always impressed with the spectacular success of Australian wines in the US. A major reason for their success relates to the easy to enjoy wine style and the undoubted wine quality in the bottle. The fact is that Australian wine has offered superior value at many different price points. In addition, Australian wine labelling and marketing have been easy to understand and non-intimidating for Americans.

"As a marketer, I consider myself especially fortunate to have the Southcorp portfolio of wines to work with. Few other companies receive such credit for winemaking across all brands. It is of great value, especially when looking to expand our on-premise business, that Southcorp's portfolio of wines in the US has 49 scores over ninety points for the fiscal year to date.

"The 99 point score for the 1998 Penfolds Grange from both the Wine Spectator and Robert Parker is an unbelievably strong marketing tool to continue to build the Penfolds range, especially in top restaurants. Rosemount Estate has 10 current vintage wines across its portfolio that have earned 90 points or better from reputable sources like the Wine Spectator, Wine Enthusiast, and Wine & Spirits magazines. I and the marketing and sales team also see a great opportunity for the new Lindemans Reserve Range on premise and recently, the influential publication Restaurant Wine rated the Reserve Shiraz "Five Stars – Exceptional", an unprecedented accolade for a wine priced under $10.

"This brand depth and wine quality, combined with the fact that Southcorp is well established as an Australian wine supplier in the main channels to market - large supermarkets or grocery stores, specialty liquor stores and large clubs like Costco – are exceptional attributes upon which to build a more consumer and brand focussed business.

"Some current initiatives in train include the Penfolds Top 10 Restaurant Challenge. Penfolds achieved triple digit growth this year, mainly off-premise. Tom and I firmly believe that a major potential for the Penfolds brand is as a major Australian on-premise brand. It has the clear potential to become a Top 10 Restaurant brand, a challenge our US distributors have taken up with enthusiasm. Success can be seen in hotels, independent restaurants and restaurant chains, which are an important sampling opportunity for wines. In fact, Olive Garden, which operates over 500 restaurants across the United States and sees 2.7 million patrons a week, has seen a quadrupling of its orders for Thomas Hyland Shiraz due to the success of that wine in their casual dining establishments.

"Lindemans Reserve has been launched in all 50 states this year and orders have already exceeded 100,000 cases. Loyal North American Lindemans Bin 65 customers, who have long supported the brand and made it the best selling Australian white wine in the market, have embraced the addition of the Reserve range."

Trends in Wine Consumption

There has been a trend in wine consumption over the past few years towards trading up to higher price point wines. Data from AC Nielsen points to a continuation of this trend over the past twelve months. The following table highlights this price point shift in table wine in the UK and US markets over the 12 months to 25 May 2003.

UK Market

Price Points for UK bottled table wine	Value Share	Yr on Yr Growth
Under £3	40%	5.2%
£3.00 - £4.00	34%	0.3%
£4.00 - £6.00	22%	11.6%
Over £6.00	4%	48.2%
Total Market	**100%**	**6.1%**

Wines sold below £4.00 per bottle represent a substantial share of the market with 74% of the market for table wine. Over the past 12 months the categories of under £3.00 per bottle and £3.00 to £4.00 per bottle have grown 5.2% and 0.3% respectively. This is below the total market growth of 6.1% according to AC Nielsen.

The £4.00 to £6.00 segment represents 22% of the market by value and has grown at nearly twice the market rate, expanding 11.6% over the past 12 months. The much smaller market segment of wines selling for over £6.00 per bottle grew 48%.

Southcorp's brands Lindemans, Rosemount and Penfolds are positioned 4th, 5th and 12th in value terms in the UK market. In terms of price positioning these brands are over-represented in the price segments above £4.00 with more than 70% of Southcorp sales by value above £4.00 per bottle. This compares to 26% for the market as a whole.

US Market

Price Points for US bottled table wine	Value Share	Yr on Yr Growth
$2 - $4.99	27%	-4.4%
$5 - $7.99	35%	9.9%
$8 - $9.99	18%	6.9%
$10 - $11.99	8%	6.5%
$12+	11%	8.0%
Total Market	**100%**	**4.6%**

The US market is heavily weighted to the $2.00 to $7.99 categories, which represent 62% of the market. The $2.00 to $4.99 category shrank by 4.4% over the last 12 months in a market that grew 4.6%. The growth has been skewed to the higher price point bands which all grew between 6.9% and 9.9% for the year, although the recent phenomenon of low priced wines – based on the current Californian oversupply situation – is seeing a strong growth in the low price category.

Southcorp's major brands in the US are Penfolds, Rosemount and Lindemans, which represented 97% of Southcorp's US sales as at 31 December 2002.

Around 90% of Southcorp product is sold between $5.00 and $9.99. The average selling price of Southcorp wine in the $5.00 to $7.99 category is around $7.50, so skewed to the upper end of the price range.

Awards & Accolades

Australia & Asia

In 2003, there has been only one Australian Wine Show this calendar year, the Royal Sydney Wine Show (February). Southcorp was first equal as the most successful exhibitor, winning medals and trophies for 66% of all entries.

2003 Uncorked - Sydney Morning Herald & The Age

In this year's Uncorked Magazine by Huon Hooke & Ralph Kyte Powell Southcorp received two "Best in Category" ratings and had 12 wines featured in the guide. Highlights included:

Best White Wine - 2001 Rosemount Estate Giants Creek Chardonnay
Best Fortified - Samuel Port

Porter's Group Supplier of the Year & Representative of the Year

For the second year running, Southcorp Wines has been voted Supplier of the Year by the Porters Group in New South Wales. Furthermore, Porters also once again voted Southcorp's Rodney Carra Most Outstanding Sales Representative of the Year.

Southcorp's WA sales team was named **SALES TEAM OF THE YEAR** - Perth Metro at the Australian Hotels Association's WA Liquor & Hospitality Supplier Awards announced in May 2003.

2003 Japan Wine Challenge

Southcorp performed exceptionally well at this show - Rosemount was named "Red Winemaker of the Year", Wynns Coonawarra Estate John Riddoch 1997 was awarded a Trophy and Gold medal, and 2002 Rosemount Diamond Chardonnay won the trophy for Top Gold. In total the company received 28 medals including 9 Gold, 16 Silver and 3 Bronze.

UK/Europe

Decanter Magazine has named **Wynns Coonawarra Estate Cabernet Sauvignon** one of "The World's 50 Best Value Wine Buys" - which they define as wines being worth three times their price - July 2003.

Wine and Spirit Fair – London

From Just-Drinks.com editorial of May 2003

"Against the backdrop of its troubled financial situation, the Southcorp stand should be applauded for a bold "don't count us out yet" statement of intent. Its array of brands, lined up to encircle its tasting deck, backed up by great staff, led one competitor to whisper that you could "almost feel the power of the portfolio from here". It was also an opportunity, having been swamped by figures and share prices for weeks now, to be reminded that at the bottom line, Southcorp do still make great wines."

2003 Vinordic Wine Challenge

Penfolds Bin 28 Kalimna Shiraz 1999 was awarded a Gold Cup for "Best value red wine" in the 'Excellent wines' category and a Silver Cup for "Best overall value among the red wines".

United States

Some recent great US wine rankings in Wine Spectator Magazine.

14 wines ranked 90 points and over:

1998 Penfolds Grange
1999 Penfolds Yattarna Chardonnay
2000 Penfolds Bin 389
2001 Rosemount Estate Show Reserve Chardonnay
2001 Rosemount Estate Roxburgh Chardonnay
2000 Rosemount Estate GSM Grenache Syrah Mourvèdre
2000 Rosemount Estate Hill of Gold Cabernet Sauvignon
2001 Rosemount Estate Giants Creek Chardonnay
2000 Rosemount Estate Hill of Gold Shiraz
1999 Rosemount Estate Traditional Cabernet Sauvignon Merlot Petit Verdot
2000 Rosemount Estate Show Reserve Cabernet Sauvignon
2001 Rosemount Estate Show Reserve Chardonnay
2001 Devil's Lair Chardonnay
Rosemount Estate Old Benson Port

6 wines ranked 85 - 90 points:

2000 Penfolds Bin 28
2000 Penfolds Bin 407
2002 Penfolds Thomas Hyland Chardonnay
2002 Wynns Coonawarra Estate Riesling
2002 Devil's Lair Fifth Leg White
2000 Seaview Brut

The Investment Market Update is an occasional publication prepared by Southcorp's Investor Relations and Corporate Affairs area. Recent information on Southcorp's website (www.southcorp.com.au) includes:

- **Michael East, Managing Director Australasia – Presentation to UBS Food & Beverage Conference, Sydney 19 June 2003**
- **Thomas Burnet, President The Americas – Presentation to ABN Amro Wine Conference (Sydney, 30 May) and Deutsche New World Wine Conference (London, 19 May)**
- **Presentation – Southcorp Trading Update (12 May)**

For more information, please contact:

Dr Robert Porter
General Manager, Investor Relations & Corporate Affairs
Telephone: 02 9465 1154
Mobile: 0407 391829
Facsimile: 02 9465 1181